K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 23, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 8, 2017, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 173 under the Securities Act of 1933, as amended, and Amendment No. 125 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on June 23, 2017, accession no. 0001133228-17-004085 (the “Amendment”). The Amendment relates to the registration of Class R6 shares of John Hancock Small Cap Core Fund (the “Fund”), a series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

General Comment

1.	Comment — Please provide the exchange ticker symbol for Class R6 shares of the Fund on the front covers of the Fund’s prospectus and Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of Class R6 shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

Prospectus Comments

2.	Comment — Under “Fund Summary — Fees and Expenses,” if the Trust intends to designate Class R6 shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions described in that letter regarding prospectus disclosure have been satisfied.

Response — The Trust does not intend to designate Class R6 shares of the Fund as “Clean Shares” for purposes of the relief provided by the Capital Group letter. Accordingly, the Trust respectfully notes that no further confirmation is necessary in response to this comment.

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3.	Comment — Under “Fund Summary — Fees and Expenses” in the “Annual Fund Operating Expenses” table, please either delete footnote no. 1 or disclose why expected transfer agency expenses for Class R6 shares, as referenced in the footnote, would be different from those borne by the Fund’s other share classes.

Response —The Trust believes that the footnote appropriately and adequately informs shareholders that the stated “other expenses,” including expected transfer agency expenses, are estimated for the first year of operations of the Fund’s Class R6 shares, and that no additional explanation is required. The Trust notes that transfer agency expenses for Class R6 shares may differ from those of the Fund’s other share classes due to differences in the expected investor base for Class R6 shares as compared to other share classes, as well as potential asset level changes. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

4.	Comment — Under “Fund Summary — Principal Risks,” please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

5.	Comment — Under “Fund Summary — Principal Investment Strategies” it is stated that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of the Fund’s 80% Policy.

Response — The Trust reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

6.	Comment — Because “Preferred and convertible securities risk” is included under “Fund Summary – Principal Risks,” please add investing in convertible securities as a principal strategy under “Fund Summary – Principal Investment Strategies.”

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Response — As the Fund does not invest in convertible securities, the Trust will delete references to convertible securities risk in the next routine annual update of the Fund’s prospectuses.

7.	Comment — Under “Fund Summary — Past Performance,” please delete the sentence that reads: “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

Response — Although this statement is not required by Item 4(b)(2)(i), the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — Under “Fund Summary — Past Performance,” please move the first paragraph under “A note on performance” to a footnote following the bar chart.

Response — The Trust believes that the current placement of this disclosure in the introductory paragraph rather than in a footnote is appropriate because it prominently explains that the information presented is that of an older class of shares. The Trust believes that such placement is consistent with the intention of Form N-1A, as expressed in General Instruction C(1), “to promote effective communication between the Fund and prospective investors.” In addition, as the information applies to both the bar chart and table of average annual total returns, the Trust believes that its current placement is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under “Fund Details — Principal Risks of Investing,” the third paragraph under “Hedging, derivatives, and other strategic transactions risk” discusses the regulatory risk to which derivatives are subject. Please add corresponding risk disclosure to “Fund Summary — Principal Investment Risks.”

Response — In response to this comment, the Trust will add the following to the “Hedging, derivatives, and other strategic transactions risk” disclosure in the “Fund Summary” in the next routine annual update of the Fund’s prospectuses:

Regulatory changes in derivative markets could impact the cost of or the fund’s ability to engage in derivative transactions.

10.	Comment — Under “Who’s Who — Investment Advisor,” please define the term “advisor” as used in the prospectus, particularly as the term “investment advisor” is used in this section.

Response — The Trust believes that the word “advisor” as used in the prospectus is reasonably understood to refer solely to John Hancock Advisers, LLC, which is identified in both “Fund Summary — Investment Management” and “Who’s Who — Investment Advisor” as the “investment advisor.” The terms “advisor” and “investment advisor” are used interchangeably in the prospectus. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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11.	Comment — Under “Who’s Who — Subadvisor,” the information regarding the portfolio manager’s business experience dates back to only 2013. Please provide such information for the past five years.

Response — The Trust will make the requested change in the next routine annual update of the Fund’s prospectuses.

12.	Comment — Under “Transaction Policies — Execution of requests,” please add the disclosure required by Item 11(c)(7) and (c)(8) of Form N-1A.

Response — The Trust will make the requested change in the next routine annual update of the Fund’s prospectuses.

13.	Comment — The first paragraph of “Transaction Policies — Limitation on exchange activity” states that “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund's shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

14.	Comment — Under “Transaction Policies — Sales in advance of purchase payments,” please delete all the disclosure following the first paragraph.

Response — The Trust has made the requested change.

Appendix Comments

15.	Comment — Please revise the sub-caption to refer to the historical performance of the subadvisor’s similarly managed accounts and delete references to the “U.S. Small Cap Core Composite.”

Response — The Trust will revise the sub-caption to include the subadvisor’s name, as follows, in the next routine annual update of the Fund’s prospectuses:

Historical Performance of John Hancock Asset Management U.S. Small Cap Core Composite

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The Trust believes that the revised heading is appropriately descriptive of the information presented in the Appendix. The term “composite” is an industry term commonly used with respect to presentations of related performance that have been prepared and presented in accordance with the Global Investment Performance Standards (“GIPS”), as the Appendix has been. We note that the wording in the heading is consistent with the headings of comparable related performance appendices used by various other John Hancock funds. Our research indicates that similarly descriptive headings are used by other fund complexes in the industry. In addition, investors are informed in the introductory paragraph that the composite is made up of substantially similarly managed accounts. Accordingly, the Trust respectfully declines to make further changes to the heading.

16.	Comment — In the third sentence of the first paragraph, please revise the term “related investment advisor” to “affiliated investment advisor,” but only if the subadvisor and the affiliated investment advisor use the same portfolio manager to manage the Fund and the similarly managed accounts.

Response — Upon further review, the Trust has determined that none of the subadvisor’s affiliated investment advisors manages any of the similarly managed accounts. Accordingly, the Trust will delete the reference to a “related investment advisor” in the next routine annual update of the Fund’s prospectuses.

17.	Comment — In the first paragraph, please disclose if the similarly managed accounts include separately managed accounts, private funds or other investment companies (in addition to the Fund).

Response — The Trust will make the requested change in the next routine annual update of the Fund’s prospectuses.

18.	Comment — If the Appendix uses a method other than the SEC-prescribed method of calculating its performance, then please replace the last sentence in the first paragraph with a simple statement that the method used to calculate the Composite’s performance differs from the SEC-prescribed method used to calculate the performance of the Fund.

Response —The Trust confirms that the performance shown in the Appendix is calculated in accordance with relevant SEC guidance with respect to registered investment company performance presentations. Accordingly, no changes are necessary in response to this comment.

19.	Comment — Please disclose the Composite’s ten-year performance and revise the narrative accordingly.

Response — The Trust will make the requested change in the next routine annual update of the Fund’s prospectuses.

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20.	Comment — Please reconcile the third sentence in the fifth paragraph, which reads “Net performance results reflect the application of the highest incremental rate of the standard investment advisory fee schedule to gross performance results” with the statement in the seventh paragraph that “The past performance of the Composite has been calculated net of actual fees and expenses.”

Response — The Trust will make the requested change in the next routine annual update of the Fund’s prospectuses. The third, fourth and fifth sentences of the fifth paragraph will be deleted.

21.	Comment — Please confirm supplementally that the Fund has the records to support the performance information presented in the Appendix, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response — The Trust so confirms.

SAI Comments

22.	Comment — Under “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17(a) of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

23.	Comment — In the table of Trustee biographies under “Those Responsible for Management,” please include a column disclosing other directorships held by each Trustee during the previous five years in accordance with Item 17(a)(1) of Form N-1A.

Response — The Trust believes that the current disclosure is sufficient because the Trustees table includes the information required by Item 17(a)(1) of Form N-1A. Accordingly, the Trust respectfully declines to make changes in response to this comment.

24.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — Subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

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Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

25.	Comment — Under “Policy Regarding Disclosure of Portfolio Holdings,” please disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.

Response — The Trust notes that this section states, in pertinent part, that “Exceptions to the portfolio holdings release policy can be approved only by the Trust’s Chief Compliance Officer (“CCO”) or the CCO’s duly authorized delegate after considering: . . . the procedures that will be used to ensure that such information remains confidential and is not traded upon . . . .” Because the term “exceptions” in the quoted portion of the SAI refers to the listed entities that receive the Fund’s material nonpublic holdings information, the Trust believes that the current disclosure is appropriate and, accordingly, respectfully declines to make any changes in response to this comment.

*       *       *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler

Trayne S. Wheeler

cc: Sarah M. Coutu, Assistant Secretary of the Trust